UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,453,975 (1)
	8.	Shared Voting Power 16,388,765 (2)
	9.	Sole Dispositive Power 74,453,975 (1)
	10.	Shared Dispositive Power 16,388,765 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,842,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 73.6% (3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number includes the Class A Shares held by: (i) Mr. Garcia (60,937,458) shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (1,464,517 shares), which Mr. Garcia wholly owns and controls, and (iii) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(2)

This number reflects the Class A Shares held by (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (ii) DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) (4,336,765 shares on an as-converted basis), a wholly owned subsidiary of DriveTime Automotive Group, Inc. (“DriveTime”), of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder.

(3)

Based on 34,256,765 Class A Shares outstanding as of August 3, 2018, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,464,517 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,464,517 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,517 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	Based on 34,256,765 Class A Shares outstanding as of August 3, 2018 and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. DriveTime Sales and Finance Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,336,765 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,336,765 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,336,765 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

(2)

Based on 34,256,765 Class A Shares outstanding as of August 3, 2018 and assuming the conversion of all Class A common units of Carvana Group held by DriveTime Sales into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed jointly by Ernest C. Garcia II, Verde Investments, Inc. (“Verde”), and DriveTime Sales and Finance Company, LLC (“DriveTime Sales”, and collectively with Mr. Garcia and Verde, the “Reporting Persons”) with respect to the Class A common stock, par value $0.001 per share, of the Issuer, pursuant to their Joint Filing Agreement dated as of May 12, 2017, filed as an exhibit to the Schedule 13D filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended on May 9, 2018 and on May 23, 2018 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4. Purpose of Transaction

The disclosures provided in Item 4 of the Original Schedule 13D are hereby amended and supplemented by inserting the following immediately prior to the final paragraph of Item 4:

On September 17, 2018, with approval of the DriveTime board of directors, DriveTime Sales entered into a trading plan pursuant to Rule 10b5-1 of the Act (the “Trading Plan”) with Raymond James & Associates, Inc. (“Broker”). Under the Trading Plan, Broker is authorized and directed to sell Class A Shares (upon their conversion from Class A Units) in open market transactions on behalf of DriveTime Sales, subject to the satisfaction of certain conditions, including, among others, a minimum trading price. The Broker may sell shares under the Trading Plan from October 2, 2018 until the earlier of October 2, 2019 or the date on which the aggregate number of shares under the Trading Plan are sold. DriveTime Sales may not exercise subsequent influence over how, when or whether to effect any purchases under the Trading Plan, though it may terminate the Trading Plan at any time. Sales under the Trading Plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including any required amendments to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: September 17, 2018

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

DriveTime Sales and Finance Company, LLC

By:	/s/ Clay Scheitzach
Clay Scheitzach
Manager